Exhibit 6(vi) under Form N-1A
                                               Exhibit 1 under Item 601/Reg. S-K


                                    Exhibit B
                                     to the
                             Distributor's Contract

                             FUNDMANAGER PORTFOLIOS

                             INTERNATIONAL PORTFOLIO
                             FINANCIAL ADVISER CLASS
                                  NO-LOAD CLASS

      The following provisions are hereby incorporated and made part of the Distributor's Contract dated November 11, 1996, between FundManager Portfolios (the "Trust") and Edgewood Services, Inc. ("Edgewood"), with respect to the Classes of shares set forth above.

   1. The Trust hereby appoints Edgewood to engage in activities principally intended to result in the sale of shares of the above-listed Classes ("Shares"). Pursuant to this appointment, Edgewood is authorized to select a group of financial institutions ("Financial Institutions") to sell Shares at the current offering price thereof as described and set forth in the respective prospectuses of the Trust.

   2. During the term of this Agreement, the Trust may pay Edgewood for services pursuant to this Agreement, a monthly fee under the Trust's Rule 12b-1 Plan computed at the annual rate of the average aggregate net asset value of the Shares held during the month. For the month in which this Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the month.

   3. Edgewood may from time-to-time and for such periods as it deems appropriate reduce its compensation to the extent any Classes' expenses exceed such lower expense limitation as Edgewood may, by notice to the Trust, voluntarily declare to be effective.

   4. Edgewood or its affiliate will prepare reports to the Board of Trustees of the Trust on a quarterly basis showing amounts expended hereunder including amounts paid to Financial Institutions and the purpose for such expenditures.

   5. Edgewood or its affiliate will review and file all sales literature (advertisements, brochures and shareholder communications) for the Trust in accordance with rules and regulations of the National Association of Securities Dealers, Inc.

      In consideration of the mutual covenants set forth in the Distributor's Contract dated November 11, 1996 between the Trust and Edgewood, the Trust executes and delivers this Exhibit on behalf of the International Portfolio, thereof, first set forth in this Exhibit.

   Witness the due execution hereof this 31st day of May, 1997.

                                    FUNDMANAGER PORTFOLIOS


                                    By:  /s/ Edward C. Gonzales
                                       Executive Vice President


                                    EDGEWOOD SERVICES, INC.


                                    By:  /s/ Lawrence Caracciolo
                                       President